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                              December 28, 2022

       Ruilin Xu
       Chief Executive Officer
       Top KingWin Ltd
       Room 1304, Building No. 25, Tian   an Headquarters Center, No. 555
       North Panyu Avenue, Donghuan Street
       Panyu District, Guangzhou, Guangdong Province, PRC 511400

                                                        Re: Top KingWin Ltd
                                                            Amendment No. 2 to
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted December
12, 2022
                                                            CIK No. 0001938865

       Dear Ruilin Xu:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Form F-1/A (DRS) filed December 12, 2022

       Prospectus Summary
       Certain Risks and Limitations Related to Doing Business in China, page 2

   1. We note your response to comment 3. Your discussion of the limitations on cash transfers appears to discuss
solely those in the PRC. Revise to also discuss limitations applicable to
                                                        Hong Kong, given your
Hong Kong subsidiary. Please make consistent revisions as
                                                        applicable throughout
the document.
 Ruilin Xu
FirstName LastNameRuilin  Xu
Top KingWin   Ltd
Comapany28,
December  NameTop
              2022 KingWin Ltd
December
Page 2    28, 2022 Page 2
FirstName LastName
Risk Factors
We may experience extreme stock price volatility unrelated to our actual or expected operating performance..., page 56

2. Please revise to address any known factors particular to your offering that may add to this risk as applicable.
       You may contact Amy Geddes at 202-551-3304 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Mara Ransom at 202-551-3264 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:      Anna Jinhua Wang, Esq.